

17018476

ON



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 28 2017
REGISTRATIONS BRANCH
15

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65440

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2016 (MM/DD/YY) AND ENDING 06/30/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BG Worldwide Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21860 Burbank Blvd, Suite 150
(No. and Street)

Woodland Hills	California	91367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave Banerjee, FINOP — (818) 657-0288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert E. Shor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BG Worldwide Securities, Inc., as of June 30, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO

Title

Notary Public



G. TAYLOR
Commission # 2086828
Notary Public - California
Los Angeles County
My Comm. Expires Oct 19, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
BG Worldwide Securities, Inc.
Woodland Hills, California

I have audited the accompanying statement of financial condition of BG Worldwide Securities, Inc. as of June 30, 2017 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of BG Worldwide Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BG Worldwide Securities, Inc. as of June 30, 2017 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended June 30, 2017 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of BG Worldwide Securities, Inc.'s financial statements. The supplemental information is the responsibility of BG Worldwide Securities, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
August 7, 2017

BG WORLDWIDE SECURITIES, INC.

Statement of Financial Condition
June 30, 2017

ASSETS

Cash	$	59,208
Accounts Receivable		6,752
Other Current Assets		2,737
Total Assets	$	68,697

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts Payable	$	10,312
Due to Parent		750
Total Liabilities	$	11,062

STOCKHOLDERS' EQUITY

Common Stock, no par value, 1,000 shares authorized, issued, and outstanding	$	100
Additional Paid-in-Capital		110,468
Accumulated Deficit		(52,933)
Total Stockholders' Equity	$	57,635
Total Liabilities and Stockholders' Equity	$	68,697

The accompanying notes are an integral part of these financial statements

BG WORLDWIDE SECURITIES, INC.

Statement of Income
For the Year Ended June 30, 2017

REVENUES		
Commissions Revenue	$	636,784
Total Revenues	$	636,784
EXPENSES		
Commissions Expense	$	271,156
Professional Fees		66,500
Other Expenses		9,668
Total Expenses	$	347,324
NET INCOME BEFORE INCOME TAXES	$	289,460
LESS: INCOME TAX EXPENSE (Note 2)		57,750
NET INCOME	$	231,710

The accompanying notes are an integral part of these financial statements

BG WORLDWIDE SECURITIES, INC.

Statement of Stockholders' Equity
For the Year Ended June 30, 2017

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Beginning balance, July 1, 2016	$ 100	$ 110,468	$ (24,283)	$ 86,285
Dividends Paid			$ (260,360)	$ (260,360)
Net income			231,710	231,710
Ending balance, June 30, 2017	$ 100	$ 110,468	$ (52,933)	$ 57,635

BG WORLDWIDE SECURITIES, INC.

Statement of Cash Flows
For the Year Ended June 30, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	231,710
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in assets		
Accounts Receivable		17,708
Other Assets		9
Increase (decrease) in liabilities		
Accounts Payable		5,312
Due to Parent		750
Total adjustments	$	23,779
Net cash provided by operating activities	$	255,489
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends Paid	$	(260,360)
Net cash used by financing activities	$	(260,360)
Net decrease in cash	$	(4,871)
Cash at beginning of year		64,079
Cash at end of year	$	59,208
Supplemental Disclosures		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

BG Worldwide Securities, Inc. (the "Company") was formed on December 6, 2001 in California as a "C" corporation. The Company received approval from the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) on November 18, 2002 to be registered as a securities broker dealer acting in a limited capacity for variable annuities, variable life, and mutual funds. The common stock of the Company is 100% owned by Benefits Group Worldwide, Inc. (the "Parent").

Accounting Method

The company used the accrual basis of accounting for financial statement purposes. It is subject to regulation by SEC and FINRA, and it follows accounting and record keeping polices established by those agencies.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Fair Value Measurement

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

> Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.
>
> Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.
>
> Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of June 30, 2017.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations of Credit Risk:

The Company is engaged in various brokerage activities in which counter parties primarily include insurance companies, banks, and other financial institutions. In the event counter parties do not fulfil their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party. 100% of the revenues were generated in the State of California.

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At June 30, 2017, the amount in excess of insured limits was $0.

Note 2: INCOME TAXES

The Company is included in the consolidated tax returns filed by the Parent. The Company accrues a tax provision as a stand-alone entity for purpose of GAAP and Federal Securities regulations. For the year ended June 30, 2017, the components of the Company's estimated income tax expense are as follows:

State Income Taxes (California)	$	27,500
Federal Income Tax provision	$	30,250

The Company is subject to audit by the taxing agencies for fiscal years ending June 30, 2014, 2015 and 2016.

Note 3: NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital rule (Rule15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but at June 30, 2017 the Company's net capital of $48,146 exceeded the minimum net capital requirement of $5,000 by $43,146, and the Company's ratio of aggregate indebtedness of $11,062 to net capital was 0.23:1, which is less than the 15:1 maximum ratio requirement.

Note 4: RELATED PARTY TRANSACTIONS

The Company entered into an expense share arrangement with the Parent. under which common expenses of rent and utilities are apportioned to the Company for a monthly payment of $104. For the year ended June 30, 2017, the Company recorded a total of $1,248 for rent and utilities expenses.

Note 5: SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period of time from its year end June 30, 2017 through August 7, 2017 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

BG WORLDWIDE SECURITIES, INC.

Schedule I
Statement of Net Capital
June 30, 2017

	Focus 06/30/2017	Audit 06/30/2017	Change
Stockholders' Equity, June 30, 2017	$ 57,585	$ 57,635	(50)
Less: Non-allowable Assets			
Other Current Assets	9,489	9,489	-
Tentative net capital	$ 48,096	$ 48,146	(50)
Haircuts:	-	-	-
NET CAPITAL	$ 48,096	$ 48,146	(50)
Minimum net capital	5,000	5,000	-
Excess net capital	$ 43,096	$ 43,146	(50)
Aggregate indebtedness	$ 11,112	$ 11,062	50
Ratio of aggregate indebtedness to net capital	0.23:1	0.23:1	-

The differences between the Audit and Focus filed at June 30, 2017
were due to additional accruals

BG WORLDWIDE SECURITIES, INC.

June 30, 2017

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
BG Worldwide Securities, Inc.
Woodland Hills, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) BG Worldwide Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which BG Worldwide Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (i) (the "exemption provision") and (2) BG Worldwide Securities, Inc., stated that BG Worldwide Securities, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. BG Worldwide Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about BG Worldwide Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Brian W. Anson
Certified Public Accountant
Tarzana, California
August 7, 2017

BG WORLDWIDE SECURITIES, INC.

Assertions Regarding Exemption Provisions

BG Worldwide Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period July 1, 2016 through June 30, 2017.

BG Worldwide Securities, Inc.



Robert E. Shor

August 7, 2017

BG WORLDWIDE SECURITIES, INC.

Table of Contents


SECURITIES BROKERAGE
RND
PROFESSIONALS

RND RESOURCES, INC.
Securities Brokerage Professionals
21860 Burbank Blvd., Suite 150 • Woodland Hills, CA 91367 • (818) 657-0288 • Fax (818) 657-0299

ATTN: Carol Charnock
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 8031
Washington, DC 20549

Subject Broker Dealer Certified Annual Audit for the year ending June 30, 2017
Reference: SEC Rule 17a-5(d)

Please find enclosed the certified annual audit for the year ending June 30, 2017 of the following broker dealer.

Name	CRD Number	SEC Number
BG Worldwide Securities, Inc.	121735	8-65440

Please call our office (818) 657-0288 immediately if there is a problem with our submission.

Sincerely,


James Burton

BG WORLDWIDE SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
JUNE 30, 2017